UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES COMMISSIONING OF SEASONAL WASHING PLANT AT THE ELGA COAL
DEPOSIT

Neryungri, Russia — October 1, 2012 — Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies announces the commissioning of a seasonal washing plant and production of the first volumes of concentrate of coking coal mined at the Elga deposit.
After the commissioning of the full processing cycle at the washing plant first volumes of the coking coal concentrate were produced. The launch of the washing plant at Elga became possible due to hard work which required a number of complex solutions aimed at dealing with logistical and construction challenges.
The newly built washing plant fully complies with best international standards –
technological process is fully computerized and is managed out of the central console, allowing for control of all processing systems in a real-time mode. The plant’s processing capacity is up to 3 million tonnes per annum. The CAPEX is approx. 2 billion rubles (about $ 64.7 mn*).
"The launch of seasonal washing plant has become an important milestone in the implementation of the project of unique significance – the development of the
Elga coal deposit, one of the largest coking coal deposits in the world.
Following the completion of railway connecting the deposit with Baikal-Amur
Mainline the launch of washing facilities allows to mine and process coal at
Elga open-pit on production scale and start receiving benefits from vast investment in the project development.”, said Igor Zyuzin, Chairman of the Board of Directors of Mechel OAO.
* Based upon the Russian Central Bank exchange rate of 30.92 RUR/$ as of
September 29, 2012.

***
Mechel OAO
Pavel Taran
Phone: +7 495 221-88-88
Е-mail: pavel.taran@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: October 1, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO